September 11, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (720)221-0926

Mr. Robert Grizzle
President and Chief Operating Officer
Navidec Financial Services, Inc.
8310 South Valley Highway, 3rd Floor
Englewood, Colorado 80112

Re: Navidec Financial Services, Inc.
Response to threshold comment letter
Registration Statement on Form 10-SB
Filed July 13, 2006
File No. 000-51139

Dear Mr. Grizzle:

We have reviewed your response to our threshold comment letter and have the following comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

The Division of Investment has asked us to advise you as follows:

The Division of Investment Management has completed a preliminary review of the Registration Statement on Form 10-SB of Navidec Financial Services, Inc. ("NFS"), filed on July 13, 2006 ("Form 10-SB") and a letter from Michael A. Littman, counsel to NFS, to Mark Webb, Division of Corporation Finance, Securities and Exchange Commission, dated August 15, 2006 ("Letter"). Based on its review, the Division of Investment

Management believes that NFS is an investment company and has asked us to advise you as follows.

Section 3(a)(1)(A) of the Investment Company Act of 1940 ("1940 Act") defines an "investment company" to include any issuer that "is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities." Section 3(a)(1)(C) of the 1940 Act also defines "investment company" as any issuer that "is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer's total assets (exclusive of Government securities and cash items) on an unconsolidated basis."[1]

NFS states that as of September 9, 2004 it was spun off in a reverse merger between Navidec Financial Services, Inc. ("Old Navidec") and BPZ Energy, Inc. ("BPZ"). The merger was intended to "separat[e the] historical business development and mortgage services business from [the] new oil and gas business." NFS states that as of September 10, 2004 it became an independent company owning and operating what had previously been the business development and mortgage service businesses of Old Navidec. Form 10-SB at 3, 7. NFS states that it presently is in the business of identifying and acquiring controlling interests in development stage companies to further their growth by providing capital, consulting, personnel and other services, both internally and through outside sources. NFS states that after developing acquired companies, NFS "may either sell them privately or publicly, or NFS may distribute to NFS shareholders, or NFS may continue to operate them." NFS further states that it may also from time to time provide capital, consulting, personnel and other services, both internally and through the use of subcontractors, to development stage companies that NFS has decided not to acquire. Form 10-SB at 4. Note 1 to the financial statements states that NFS operates as two divisions, business development and mortgage services. The mortgage services division is described as "primarily engaged in the business of marketing, originating, and brokering residential mortgages secured by real estate." Form 10-SB at F-7.

NFS's consolidated balance sheet indicates that as of December 31, 2005 more than 80% of NSF's total assets are comprised of common stock and warrants issued by BPZ, constituting a minority interest in BPZ. Form 10-SB at 12, F-3 and F-14. In addition, NFS's unaudited, consolidated balance sheet as of March 31, 2006 discloses that more than 70% of its total assets are invested in BPZ securities. Form 10-SB at 14, F-22.

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[1]   "Investment securities" generally include all securities except for Government securities and securities issued by majority-owned subsidiaries of an issuer that are not investment companies and are not relying on the exceptions in Section 3(c)(1) or 3(c)(7) of the 1940 Act. *See* Section 3(a)(2) under the 1940 Act.

Based on NFS's holdings of BPZ securities, we believe that NFS is an investment company within the meaning of Section 3(a)(1)(C) of the 1940 Act.

In the Letter, NFS claims that it is not an investment company based on Section 3(c)(6) of the 1940 Act which excepts from registration "any company primarily engaged, directly or through majority-owned subsidiaries, in one or more of the businesses described in paragraphs [3(c)](3), [3(c)](4), and [3(c)](5), or in one or more of such businesses (from which not less than 25 per centum of such company's gross income during its last fiscal year was derived) together with an additional business or businesses other than investing, reinvesting, owning, holding or trading in securities." NFS asserts that the home mortgage origination business provided through its 80% owned subsidiary, Northsight Mortgage Group, LLC ("Northsight"), is "covered under 3c(4)" and that $1,841,000 of its gross income, attributable to Northsight in 2005, satisfies the 25% gross income test.

NFS's analysis is incomplete and does not provide sufficient information for us to evaluate whether it may rely on Section 3(c)(6). For example, the Letter does not provide facts upon which we can assess how NFS's current operations, other than the mortgage services business, satisfy the requirement that it be "primarily engaged" in a business or businesses other than investing, reinvesting, owning, holding or trading in securities. In addition, the Letter discusses a technology business that was acquired and sold in 2005 and one contemplated acquisition, but this information is not relevant to NFS's proposed present reliance on Section 3(c)(6). In addition, the statement in the registration statement that NFS's primary strategy going forward will focus on the acquisition of new companies and continued development of previous acquisitions does not assist us in evaluating NFS's present status as an investment company. Form 10-SB at 18.

We also believe that NFS's reliance on Section 3(c)(6) based on Northsight's business falling within the business described in Section 3(c)(4) is misplaced. Section 3(c)(4) provides an exception for "any person substantially all of whose business is confined to making small loans, industrial banking, or similar businesses." The staff has taken the position that this exception is limited to consumer financing agencies that provide loans to industrial workers and small personal loans under state small loan laws, and entities such as credit unions providing consumer loans. See e.g., Prudential Mortgage Bankers & Investment Corp., Division of Investment Management no-action letter (Nov. 4, 1977) and The Commonwealth Fund, Division of Investment Management no-action letter (July 15, 1971). NSF's Form 10-SB discloses that Northsight is regulated by federal consumer protection regulations, including "Truth-In-Lending and RESPA [ ] since it originates consumer loans," but the Letter fails to provide any analysis of whether Northsight's "marketing, originating and brokering residential mortgages secured by real estate" would fall within the scope of Section 3(c)(4). Form 10-SB at 4.

Without additional facts and analysis, we cannot concur with your view that NFS is excepted from the definition of an investment company based on Section 3(c)(6). Unless you can provide a complete and detailed legal analysis in writing of the basis for NSF's reliance upon any exception or exemption from the definition of investment company contained in Section 3(a)(1)(A) and Section 3(a)(1)(C), as appropriate;2 or if you determine that no exception or exemption from the definition of investment company is available to NFS, please explain what specific remedial action you have taken or plan to take, either to cause NFS to fall outside of that definition, or to register NFS as an investment company. We note that NFS has disclosed in a risk factor that it monitors the value of its investment securities and may structure transactions to address the risks of inadvertently becoming an investment company. Form 10-SB at 12.

Closing Comments

As appropriate, please respond to these comments. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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2   For example, Section 3(b)(1) of the 1940 Act provides that, notwithstanding Section 3(a)(1)(C), an issuer "primarily engaged" in a business other than that of investing, reinvesting, owning, holding or trading in securities is not an investment company. For a discussion of the relevant criteria for determining whether a company is primarily engaged in a non-investment company business, see Investment Company Act Release No. 25835 (Nov. 26, 2002) and Investment Company Act Release No. 26077 (June 16, 2003).

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Kathryn McHale at (202) 551-3464 or me at (202) 551-3698 with any questions.

Sincerely,

Mark Webb
Legal Branch Chief

cc: Michael A. Littman
        Attorney at Law
        7609 Ralston Road
        Arvada, CO 80002